SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2016

InterContinental Hotels Group PLC

(Registrant’s name)

Broadwater Park

Denham, Buckinghamshire UB9 5HR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒            No   ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this report is incorporated by reference into Registration Statement Nos. 333-197846, 333-181334 and 333-126139.

EXHIBIT INDEX

Item	Description

99.1	Result of GM

The information contained in this report is incorporated by reference into Registration Statement Nos. 333-197846, 333-181334 and 333-126139.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

Date: May 6, 2016	By:	/s/ Nicolette Henfrey
	Name:	Nicolette Henfrey
	Title:	Deputy Company Secretary